Stacy L Fuller
Partner
stacy.fuller@klgates.com

T +1 202 778 9475
F +1 202 778 9100

April 18, 2023

VIA EDGAR

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)
Response to Additional SEC Comment – Sarbanes-Oxley Review

Dear Ms. Rotter:

On March 16, 2023 you provided oral comments on behalf of the SEC staff (“Staff”) regarding its examination of the KraneShares Trust’s (the “Registrant”) annual reports dated March 31, 2022 with respect to four separate series of Registrant. Registrant responded to the comments by letter dated April 11, 2023 (accession number 0001829126-23-002641). On April 12, 2023 you provided an additional comment on behalf of the Staff, which is set forth below along with Registrant’s response thereto.

1.	The Staff notes that Rule 30e-1(c) under the Investment Company Act of 1940, as amended (“1940 Act”), states that when registered management investment companies transmit reports to shareholders, “[e]ach report shall be transmitted within 60 days after the close of the period for which such report is being made.” (Emphasis added.) The Staff acknowledges that Rule 0-2(a) under the 1940 Act and Rule 0-3 under the Securities Exchange Act of 1934 provide that, when the last day for filing a report falls on a Saturday, Sunday or holiday, the report may instead be filed on the first business day following. The Staff maintains, however, that Rules 0-2(a) and 0-3 apply only to deadlines for filings and not to the deadline in Rule 30e-1(c) for transmitting reports to shareholders. The Staff maintains that, with respect to transmitting reports to shareholders, if the 60th day falls on a Saturday, Sunday or holiday (i.e., any day on which transmission to shareholders cannot or will not occur), the report must be transmitted earlier than the 60th day to be in compliance with Rule 30e-1(c). Please explain whether Registrant will be updating its controls to ensure that future reports on Form N-CSR (including N-CSRS) are transmitted to shareholders on a timely basis as outlined above.

RESPONSE: Registrant has reviewed its controls and will enhance them to begin the transmission of reports on Form N-CSR to shareholders within 60 days of the end of the period covered by the report, consistent with the Staff’s position.

*            *            *            *

K&L GATES LLP

1601 K STREET NW  WASHINGTON  DC 20006

T +1 202 778 9000  F +1 202 778 9100  klgates.com

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Sincerely,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Krane Funds Advisors, LLC

Franklin Na

K&L Gates LLP

2